Exhibit 99.1

PARAGON SHIPPING ANNOUNCES

AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F

ATHENS, Greece (May 13, 2016) - Paragon Shipping Inc. (NASDAQ: PRGN) (“Paragon Shipping” or the “Company”), today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Annual Report”) with the Securities and Exchange Commission. The Annual Report may be accessed through the Company's website, www.paragonship.com, under the Investor Relations section. Shareholders may also receive a hard copy of the Annual Report, including the complete audited financial statements, free of charge, by contacting DresnerAllenCaron, using the contact details provided below.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current newbuilding program consists of three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarter of 2016. The Company's common shares and Senior Unsecured Notes trade on NASDAQ Capital Market and NASDAQ Global Market under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping’s website does not constitute part of this press release.

Contacts

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087